Exhibit 99.38
PETROFLOW ENERGY LTD.
FORM 51-102F3
MATERIAL CHANGE REPORT
Item 1 Name and Address of Company
Petroflow Energy Ltd. (the “Company”)
#970, 717-7th Ave SW
Calgary, Alberta T2P 0Z3
Item 2 Date of Material Change
March 26, 2008
Item 3 News Releases
A news release was disseminated on March 26, 2008 through Marketwire.
Item 4 Summary of Material Change
On March 26, 2008, the Company announced the summary results of its year end December 31, 2007 reserve report (the “Report”), prepared by Haas Petroleum Engineering Services, Inc. (“Haas”) as of January 1, 2008.
Item 5 Full Description of Material Change
On March 26, 2008, the Company announced the summary results of the Report prepared by Haas as of January 1, 2008, which evaluated properties in located in Oklahoma, New Mexico, Texas and Alberta. The revenue assumptions in the Report are based on new gas contracts which have been finalized under a Letter of Intent. Payments under these new terms are effective January 1, 2008, and have been made for January gas deliveries. Final contracts should be signed within 30 days.
All of Petroflow’s reserves have been developed since August 2005. The Company initially acquired three producing properties with proved reserves of 1.6 million barrels of oil equivalent (boe) (proved plus probable reserves of 1.7 million boe) as of December 31, 2005. Since that time all growth has occurred through drilling activities, representing a two year compounded growth rate in proved reserves of 357% (proved plus probable reserves of 393%).
At December 31, 2007 proved plus probable reserves more than doubled, increasing to 26.2 million boe from 12.9 million boe at December 31, 2006, an increase of 103%. Proved plus probable reserves using constant 2007 year end prices were 26.1 million boe. Total proved reserves also more than doubled, increasing to 20.4 million boe at December 31, 2007 compared to 9.6 million boe at December 31, 2006, an increase of 113%. Total proved reserves using constant 2007 year end prices were 20.3 million boe.
The value of before tax proved and probable reserves (NPV 10%) increased from Cdn$177.3 million to Cdn$358.1 million, based on forecast prices, an increase of 102%. The Report also quantified the NPV 10% value of proved plus probable reserves using December 31, 2007 constant prices at Cdn$309.3 million. The value of before tax proved reserves (NPV 10%) increased from Cdn$145.1 million to Cdn$300.6 million, based on forecast prices, an increase of 107%. The Report also quantified the NPV 10% value of proved reserves using December 31, 2007 constant prices at Cdn$260.3 million.

All reserves added during 2007 can be attributed to successful drilling operations in Oklahoma and New Mexico.
Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
Not applicable.
Item 7 Omitted Information
Not applicable.
Item 8 Executive Officer
For further information, please contact John Melton, President and Chief Executive Officer of the Company, at (504) 453-2926, or Duncan Moodie, Chief Financial Officer of the Company, at (403) 539-4311.
Item 9 Date of Report
March 27, 2008.